July 10, 2000


To:  The Shareholders of Network Systems International, Inc. (the
"Company")



     Re: Notice of Exception to Shareholder Approval Requirement of Nasdaq
          Marketplace Rules

Dear Shareholder:

     The purpose of this letter is to notify you that the Company has applied for and has been granted conditional approval from Nasdaq for its omission to seek shareholder approval of the stock transaction described below.

     On June 26, 2000, the Company's Board of Directors approved the Company's issuance of 1,666,667 new shares of its common stock for $1,000,000, or $0.60 per share, to seven investors in a private placement pursuant to the terms and conditions of a Stock Purchase Agreement dated July 10, 2000. Shortly after the Company's issuance of the new shares of common stock, four of the Company's major shareholders plan to sell 2,700,000 shares of the Company's common stock to an investor for $1,500,000 (approximately $0.56 per share) in a second private placement. The four major shareholders currently own 5,625,856 shares, or 72.0%, of the Company's common stock. The issuance of the new shares by the Company and the placement of the major shareholders' shares are part of certain transactions described in a Form 8-K Current Report filed with the Securities and Exchange Commission on or about July 10, 2000. A copy of the Form 8-K Current Report is enclosed.

     The Nasdaq Marketplace Rules require the Company to seek shareholder approval in connection with the transactions described above for two reasons: (1) the issuance is part of a plan that will result in a change in control of the Company; and
(2) the common stock to be sold by the Company and the major shareholders in these transactions is in excess of twenty percent (20%) of the currently outstanding shares of the Company at a price less than the current market value. However, the Nasdaq Marketplace Rules provide that the Company may apply for an exception to the shareholder approval requirement if the delay in securing stockholder approval would seriously jeopardize the financial viability of the Company, and reliance by the Company on the exception is expressly approved by its Audit Committee.

     During the past nine months, the Company has experienced a substantial reduction in revenues and has suffered large operating losses. The combination of these two factors has put the Company in violation of its financial loan covenants contained in its revolving credit agreement with Wachovia Bank,
N.A.   As  stated in the Company's 10-QSB Quarterly Report  filed with  the  Securities and Exchange Commission on  May  15,  2000:
"Until the Company can renegotiate its current revolving credit agreement or secure financing with another lender, the Company's principal sources of liquidity are funds generated by operations. These matters, along with the slowdown in software license sales, raise doubt about the ability of the Company to continue as a going concern." Wachovia Bank has indicated that it is not willing to renegotiate the terms of the revolving credit agreement, and has stressed the need for the Company to reduce its outstanding indebtedness to a level acceptable to Wachovia Bank. To date, the Company has been unable to arrange for adequate financing to replace the Wachovia Bank credit facility. As a result, the Company began to consider other transactions, such as the transaction described in the Form 8-K Current Report. In the opinion of the Board of Directors, this transaction is the best alternative available to the Company at this time. The other parties to the transaction have indicated that they will not complete the transaction if it is delayed by a proxy solicitation process.

     The Company's Audit Committee evaluated the Company's present situation and determined on June 5, 2000, that the delay necessitated by the mechanics of seeking shareholder approval through a normal proxy solicitation process would seriously jeopardize the financial viability of the Company.

Sincerely,


/s/ Robbie M. Efird

Robbie M. Efird
Chairman and CEO
Network Systems International, Inc.

RME/rkr

Enclosures:    Form 8-K Current Report

cc:  The Nasdaq Stock Market